iRhythm Technologies, Inc.
August 14, 2020

Via EDGAR and Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention:
Jason L. Drory
Celeste Murphy
Re: iRhythm Technologies, Inc.
Registration Statement on Form S-1
Filed August 11, 2020
File No. 333-244399
CIK No. 0001388658
S-1/A filed on August 14, 2020
Sir/Madam:
On behalf of our client, iRhythm Technologies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 13, 2020, relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).
The Company is concurrently filing via EDGAR an Amended Registration Statement (the “S-1/A”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of S-1/A.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the S-1/A.

Description of Capital Stock
Choice of Forum, page 26
1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” In addition, we note your disclosure on page 26 that only claims brought derivatively under the Exchange Act would be subject to the forum selection clause. In that

iRhythm Technologies, Inc.
August 14, 2020

regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under Exchange Act, please revise your prospectus accordingly and also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has updated the disclosure on pages 15 and 26 of the S-1/A. The Company intends to include the revised disclosure set forth above in future filings to inform investors that the forum selection provision in its certificate of incorporation and bylaws does not apply to any actions arising under the Exchange Act, except for derivative actions brought under the Exchange Act.
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Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3564 or poettinger@wsgr.com.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Philip Oettinger
Philip Oettinger

cc: Kevin King, Chief Executive Officer, iRhythm Technologies, Inc.
Jesse Schumaker, Wilson Sonsini Goodrich & Rosati, P.C.